HELMER DIRECTIONAL DRILLING CORP.
715 13th Street NE, Wenatchee, Washington 98802

September 20, 2013

VIA EMAIL AND EDGAR

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Ms. Myra Moosariparambil

Mr. John Coleman, Mining Engineer

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Helmer Directional Drilling Corp.

Form 10-K for the Year Ended December 31, 2012

Filed April 11, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed June 11, 2013

File No. 000-53675

Dear Mses. Jenkins and Moosariparambil and Mr. Coleman:

This correspondence of Helmer Directional Drilling Corp., a Nevada corporation (the “Company”) is in reference to the submission of Form 10-K (“10-K”) for the Year Ended December 31, 2012, filed April 11, 2013, and Form 10-Q (“10-Q”) for the Quarterly Period Ended March 31, 2013, filed June 11, 2013 with the U.S. Securities and Exchange Commission (hereafter, the “Commission”). We are in receipt of your email to the Company, dated August 5, 2013, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

Form 10-K for the Year Ended December 31, 2012

Item 1. Business, page 5

1.                  COMMENT. Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

RESPONSE: We have updated the Business section with small-scale maps showing the location and access to each property.

2.                  COMMENT. We note your disclosure of resources, reserves, and other terminology associated with mineralized materials; such as drill indicated resources, non-drill indicated resources, possible reserves, calculated reserves, and uncalculated reserves. Additionally, we note your disclosure regarding production rates and estimated extraction costs. Please be advised that only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. A reserve should be economically and legally extractable and based on a final or bankable feasibility study using the historic three-year average commodity price. Please revise your filing accordingly.

RESPONSE: We have updated our disclosures accordingly.

3.                  COMMENT. Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

•	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

•	The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

•	The area of your claims, either in hectares or in acres.

RESPONSE: As requested we have included the items so listed.

4.                  COMMENT. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

RESPONSE: As requested we have further discussed the items required by paragraph (b) of Industry Guide 7.

5.                  COMMENT. Please expand your disclosure concerning the exploration plans for the properties as required by paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

RESPONSE: As requested we have further discussed the items required by paragraph (b)(4)(i) of Industry Guide 7.

6.                  COMMENT. Please discuss the quality assurance program associated with the sampling data disclosed in your filing. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

RESPONSE: As requested we have added details of the quality assurance process for sampling methods.

7.                  COMMENT. Please provide an overview of the exploration and mining permit requirements for companies operating in the areas in which you have properties. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

RESPONSE: As requested we have provided details of the mining permit requirements and fees and the agencies responsible for the issuance thereof.

8.                  COMMENT. We note your use of the term ore throughout your filing. Pursuant to paragraph (a)(1) of Industry Guide 7 the term ore is commensurate with the term reserve. Please revise to remove the term ore from your disclosure until you have established proven or probable reserves.

RESPONSE: We have removed the term ore as requested.

9.                  COMMENT. We note your disclosure referencing other mines and other mineral properties that exist in the proximity of your property. Please revise to remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company’s property.

RESPONSE: We have removed all references to other mines as requested.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Exhibits 31.1, 31.2, 32.1, and 32.2

10.              COMMENT. Please amend these exhibits to include dated Section 302 and 906 certifications.

RESPONSE: As requested we have made the additional revisions to the Section 302 and 906 certifications.

11.              COMMENT. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

HELMER DIRECTIONAL DRILLING CORP.

/s/ Paul Donaldson

Paul Donaldson

Chief Executive Officer